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                                October 16, 2020

       Rich Wheeless
       Chief Executive Officer and Chief Financial Officer
       ParcelPal Technology Inc.
       190 Alexander Street, Suite 305
       Vancouver, BC V6A 2S5
       Canada

                                                        Re: ParcelPal
Technology Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 20-F
                                                            Filed October 8,
2020
                                                            File No. 0-56191

       Dear Mr. Wheeless:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 20-F filed October 8, 2020

       Item 5. Operating and Financial Review and Prospects
       Operating Results, page 21

   1. We note your response to prior comment 3 regarding your discussion and analysis of cost of sales and gross
profit, and see that you have recalculated some though not all of the gross profit measures
referenced in your narratives.

                                                        Please further revise
your disclosures to ensure that all gross profit measures, including gross profit as a
percentage of sales, or changes in such metrics, reflect all costs of sales, and expand your
discussion to address the composition and changes in cost of sales.

                                                        Please also expand the
periodic tabulations within this section to include a comparison of
 Rich Wheeless
FirstName  LastNameRich
ParcelPal Technology Inc. Wheeless
Comapany
October 16,NameParcelPal
            2020          Technology Inc.
October
Page 2 16, 2020 Page 2
FirstName LastName
         cost of sales and gross profit for each period, in addition to the revenue figures presently shown, to provide a more balanced presentation.
Financial Statements
Note 2. Basis of Presentation, page F-7

2. We understand from the information that you provided in response to prior comment four, and during our phone conference on October 13, 2020, that there are no actual residual value guarantees associated with the vehicle leases, and that in accounting for your vehicle leases you have undertaken to estimate the interest rates implicit in the leases rather than use your incremental borrowing rates. We note that you have calculated a wide range of implicit rates based on estimates of both current and future vehicle values, corresponding to the dates of commencement and conclusion of the leases, and applied these to the lease liability balance in computing interest.

         Please refer to the definition of "interest rate implicit in the lease" in Appendix A to IFRS
         16, and tell us how you determined values for (i) the unguaranteed residual values of the vehicles, (ii) the fair value of the vehicles, and (iii) other initial direct costs of the lessors. If you were not fully informed with regard to all of these metrics from the standpoint of the lessors, and are therefore unable to establish that the interest rates implicit in the leases were readily determinable, you would need to utilize your incremental borrowing rates to comply with paragraph 26 of IFRS 16.

         We also understand that your initial recognition of the right-of-use assets and lease liabilities, with a few exceptions, included your estimates of the present values of the residual values of the vehicles, which were utilized in your computation of implicit interest rates. If your leases do not actually include residual value guarantees, and absent a determination that payments were expected to be paid under such provisions, you would need to revise your accounting to comply with paragraphs 24 and 27 of IFRS 16.

         Please submit the revisions that you propose to address the aforementioned guidance or provide any additional information that you believe would support the accounting currently portrayed. Also submit the underlying schedules, showing your computations of and adjustments to the right-of-use assets, lease liabilities, interest and amortization for each period, and provide support for the incremental borrowing rates or clarifying details in support of any implicit rates that you believe can be readily determined.

         Please revise the disclosures regarding your rationale for the adjustment to the right-of-use asset and lease liability during 2019 on pages 24, F-14, F-21, F-28, and F-33, as necessary, and provide the disclosures required by paragraph 49 of IAS
8.
3. We note that you have not complied with prior comment five, regarding the need to reposition all costs that are attributable to cost of sales such as amortization, to include these amounts in your measures of gross profit. Please proceed with these revisions and provide the disclosures required by paragraph 49 of IAS 8.
 Rich Wheeless
ParcelPal Technology Inc.
October 16, 2020
Page 3
4. Please make arrangements with your auditor to conduct the incremental audit procedures necessary to encompass the revisions to your historical financial statements, as outlined in the other comments in this letter, pertaining to your cost of sales and gross profit measures and presentation, and your accounting for right-of-use assets and lease liabilities, and disclosures added to address the requirements in paragraph 49 of IAS 8. You will need to obtain and file an updated or dual-dated audit opinion that covers these revisions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameRich Wheeless
                                                             Division of
Corporation Finance
Comapany NameParcelPal Technology Inc.
                                                             Office of Energy &
Transportation
October 16, 2020 Page 3
cc:       Theodore Ghorra
FirstName LastName